Exhibit 99.1

New Gold Announces Results of Vote for Election of Board of Directors

TORONTO, April 28, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces the voting results from the election of its Board of Directors at New Gold's Annual General Meeting of Shareholders (the "Meeting") held on April 27, 2016 in Toronto, Ontario.  The director nominees listed in the Management Information Circular dated March 4, 2016 were elected as directors of New Gold at the Meeting.  Detailed results of the vote are set out below.

Director Nominee	Votes For	% Votes For	Withheld	% Withheld
David Emerson	290,331,263	99.23%	2,247,003	0.77%
James Estey	291,291,403	99.56%	1,286,863	0.44%
Robert Gallagher	291,014,143	99.47%	1,564,123	0.53%
Vahan Kololian	290,783,027	99.39%	1,795,239	0.61%
Martyn Konig	291,327,690	99.57%	1,250,576	0.43%
Randall Oliphant	289,999,343	99.12%	2,578,923	0.88%
Ian Pearce	291,424,755	99.61%	1,153,511	0.39%
Kay Priestly	291,900,366	99.77%	677,900	0.23%
Raymond Threlkeld	291,130,144	99.51%	1,448,122	0.49%

Percentages are based on votes cast for or withheld from voting.

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR at www.sedar.com on April 28, 2016.

ABOUT NEW GOLD INC.
New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Julie Taylor, Director, Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:30e 28-APR-16